SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Eli Lilly and Company
NAME OF PERSON RELYING ON EXEMPTION: SEIU Pension Plans Master Trust
ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW, Washington, DC 20036
Written materials submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934: ______________________________________________________________________________________________________________________________________________________________ ____

April 22, 2020
Arun Ivatury
Trustee, SEIU Benefit Plans Master Trust
SEIU Master Trust
1800 Massachusetts Avenue, NW
Washington, DC 20036

Dear Fellow Eli Lilly Shareholder,

At Eli Lilly and Company’s (“Lilly’s”) annual shareholder meeting on May 4, 2020, we urge you to support comprehensive disclosure of Lilly’s lobbying by voting FOR Item #6, “Proposal to Disclose Direct and Indirect Lobbying Activities and Expenditures” (the “Proposal”). The Proposal asks Lilly to disclose policies and procedures governing lobbying, payments by Lilly used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision making process for making those payments. In our view, full disclosure would:

  Help to safeguard Lilly’s reputation, which has been damaged by public outcry over the rising costs of Lilly’s insulin drugs;
  Promote greater alignment of lobbying activities with Lilly’s values and long-term value creation; and
  Not impose an undue administrative burden on Lilly

The pharmaceutical industry is embroiled in controversy over high drug prices, irresponsible promotional practices and efforts to stymie competition. Lilly, as one of the three major global insulin manufacturers, has faced significant public criticism and scrutiny as insulin prices have risen.1 Press accounts have described patients who cannot afford their insulin rationing the drug, with some dying as a result.2 In February, Minnesota’s House of Representatives passed a bill, named for a state resident who died because he could not afford his insulin, to etablish an insulin affordability program.3  Last year the House Committee on Oversight and insulin-rationing become-intolerably-expensive-and-the-consequences-can-be-tragic/ https://www.theindychannel.com/news/local-news/vigil-held-outside-eli-lilly-for-those-who-died-because-of-insulin-rationing

3 https://www.postbulletin.com/news/politics/insulin-debate-reaches-fever-pitch-before-minn-house-passes-alec/article_a27ffb98-598b-11ea-8d01-eb5bb3740b68.html;

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

Reform launched an investigation into drug industry pricing,4 including Lilly’s pricing of its Humalog insulin product.5 Attorneys General of several states, including New York, have subpoenaed Lilly over insulin pricing and sale.6

The pharmaceutical industry’s reputation, as measured by Gallup, hit an all-time low last year, underperforming the federal government, the oil and gas industry, and the legal field. Fifty-eight percent of survey respondents reported a negative view of the drug industry and only 27% viewed it positively.7 Corporate reputation translates into financial consequences. Estimates peg the value of corporate reputation at over one-third of market capitalization8 and one researcher concluded that reputation drives between three and 7.5% of annual revenues.9 According to the Reputation Institute, a one-point increase in overall reputation score is correlated with a 2.6% increase in share value.10

A company’s reputation can be damaged by revelations that it advocates for legislative or regulatory measures that are inconsistent with the company’s stated values or positions or, when a company’s products are life-sustaining, that are viewed as insufficiently public-regarding. Lilly asserts, “Core to our purpose is our commitment to aid human suffering—independent of an individual’s or nation’s economic status—and to conduct our business in a responsible way for the long term.”11 More specifically, Lilly claims that it “works with all parts of the healthcare system to find solutions that make medicines more accessible and affordable.”12

But Lilly’s indirect lobbying activities undercut those claims. Lilly belongs to the Pharmaceutical Research and Manufacturers Association (PhRMA) and the Biotechnology Innovation Organization (BIO). In 2018, PhRMA spent a record $27.5 million on lobbying in 2018,13 and its federal lobbying reports indicate that it lobbies on a variety of matters related to drug pricing.14 It lobbied on the Medicare

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  4 https://oversight.house.gov/news/press-releases/oversight-committee-launches-sweeping-drug-price-investigation

  5 https://oversight.house.gov/sites/democrats.oversight.house.gov/files/documents/_Drug%20Price%20Investigation%20Letters%20Recipients.pdf

  6 https://www.cnbc.com/2019/08/02/eli-lilly-subpoenaed-by-new-yorks-ag-over-insulin-prices.html

   7 https://news.gallup.com/poll/266060/big-pharma-sinks-bottom-industry-rankings.aspx

  8 “The 2018 U.K. Reputation Dividend Report,” at 1 (http://reputationdividend.com/files/6215/1939/6597/UK_2018_report_Final.pdf); https ://mumbrella.com.au/new-research-finds-strong-corporate-reputation-helps-companies-weather-financial-storms-587354

  9 See https://instituteforpr.org/reputation/

  10 https://www.reputationinstitute.com/

  11 Eli Lilly and Company, “2018 UNGC Communication on Progress,” at 4

  12  Id. at 18.

  13  https://www.biospace.com/article/pharma-and-trade-groups-spend-record-amounts-lobbying-the-government-as-pricing-concerns-increase/

  14  https://www.citizensforethics.org/a-bitter-pill-how-big-pharma-lobbies-to-keep-prescription-drug-prices-high/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

Drug Price Negotiation Act, which aimed to empower the federal government to negotiate with drug companies over prices.15 For its part, BIO spent over $9 million in 2018 to lobby on measures affecting drug prices16 including the CREATES Act, which addresses unreasonable refusal to provide samples of branded medicines to potential generic manufacturers,17 and the Improving Access to Affordable Prescription Drugs Act.18 In our view, comprehensive disclosure would enhance oversight of direct and indirect lobbying activities and promote alignment with Lilly’s professed focus on access and affordability.

Lilly is silent regarding its relationship with the American Legislative Exchange Council (“ALEC”), whose meetings Lilly has sponsored.19 ALEC drafts and promotes “model” bills, which have been characterized as “wish lists for special interests.”20 The “Stand Your Ground” bill drafted and promoted by ALEC at the behest of the National Rifle Association gained prominence when it led to the acquittal of the man who shot and killed Trayvon Martin, who was unarmed.21 Many of Lilly’s peers in the pharmaceutical industry, including Johnson & Johnson, Merck, Allergan and Bristol-Myers Squibb, have left ALEC.22

In its Statement in Opposition to the Proposal, Lilly touts its political spending report, but that report discloses only contributions to candidates and political organizations, not lobbying. Lilly points to publicly reported data about its direct lobbying available on federal government web sites, which do not include any information about lobbying at the state level. State lobbying is significant: For example, in 2016, a group assembled by PhRMA spent over $100 million to defeat a California ballot initiative that would have capped prices paid by state agencies for drugs, and an effort to defeat a similar initiate in Ohio in 2017 drew over $50 million in spending by a “PhRMA-linked” group.23 Likewise, Lilly’s non-U.S. lobbying 24 is not disclosed.

  15  https://www.citizensforethics.org/a-bitter-pill-how-big-pharma-lobbies-to-keep-prescription-drug-prices-high/

  16  See https://www.opensecrets.org/federal-lobbying/clients/bills?cycle=2018&id=D000024369

  17 See https://www.congress.gov/bill/115th-congress/senate-bill/771

  18 See https://www.congress.gov/bill/115th-congress/senate-bill/771

  19 www.usatoday.com/story/news/investigations/2019/04/03/alec-american-legislative-exchange-council-model-bills-republican-conservative-devos-gingrich/3162357002/; https://billmoyers.com/story/alecs-corporate-sponsors-top-nations-lawbreaker-list/; https://www.industrydocuments.ucsf.edu/tobacco/docs/#id=gnlv0134

  20 www.usatoday.com/story/news/investigations/2019/04/03/alec-american-legislative-exchange-council-model-bills-republican-conservative-devos-gingrich/3162357002/

  21 www.theguardian.com/world/2013/dec/03/alec-funding-crisis-big-donors-trayvon-martin; https://www.thenation.com/article/archive/how-alec-took-floridas-license-kill-law-national/

  22  www.commoncause.org/democracy-wire/allergan-latest-company-to-leave-alec/#

   23  www.commoncause.org/democracy-wire/allergan-latest-company-to-leave-alec/#

  24  https://lobbyfacts.eu/representative/f98e6e3980944c0f9171355ef137d799

Lilly also claims that providing information about lobbying done by the large and influential trade associations to which it belong would be “misleading,” as Lilly “does not direct” their lobbying. If it implements the Proposal, Lilly could add language clarifying its relationship with trade associations and the extent of its input or control into decisions about lobbying and public policy positions.

For the reasons discussed above, we urge you to vote FOR Item 6 on Lilly’s proxy card. If you have any questions, please contact Renaye Manley via email renaye.manley@seiu.org.

Arun Ivatury
Trustee, SEIU Pension Plans Master Trust

Cc: Renaye Manley

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.